THE BINTIMANI PROJECT, LLC

FINANCIAL STATEMENTS

For the fiscal period between Inception (March 29, 2021) and Sep 29, 2021

(Unaudited)

THE BINTIMANI PROJECT, LLC

Balance Sheets

Sept 2021 Balance Sheet	
Prepared By:	**Company Name:**
Aiyah Josiah-Faeduwor	Bintimani
ASSETS	**2021**
Current Assets	
Cash	$4,012.20
Accounts Receivable	$2,336.25
Prepaid Expenses	$59,000.00
Other Initial Costs	$44,151.55
Total Current Assets	**$109,500.00**
Fixed Assets	
Equipment	$2,000.00
Vehicles	$2,500.00
Other	$0.00
Total Fixed Assets	**$4,500.00**
Total Assets	**$114,000.00**
LIABILITIES & EQUITY	
Liabilities	
Accounts Payable	$0.00
Papitto Foundation Loan Balance	$99,000.00
Personal Loan Loan Balance	$10,000.00
Total Liabilities	**$109,000.00**
Members' Equity	**$5,000.00**
Total Liabilities and Equity	**$114,000.00**
Balance:	$0.00

THE BINTIMANI PROJECT, LLC

Statement of Operations

	2021
REVENUES	**$8,260.40**
COSTS OF GOODS SOLD	**$3,480.21**
GROSS PROFITS	**$4,780.19**
OPERATING EXPENSES	-
Advertising & Marketing	$2,340.45
Bank Fees	$450.00
Contractors & Consultants	$18,231.76
Salaries & Wages	$9,420.00
Insurance Expense	$1,874.34
Licenses	$1,390.67
Rent and Lease	$13,625.50
Supplies	$3,250.75
Travel	$1,259.90
Miscellaneous Expenses	$3,390.00
Total Operating Expenses	**$55,233.37**
NET OPERATING LOSS	**-$50,453.18**
TOTAL COMPREHENSIVE LOSS	**-$50,453.18**

THE BINTIMANI PROJECT, LLC

Consolidated Statement of Equity

Sept 2021 Consolidated Statement of Equity	
Prepared By:	**Company Name:**
Aiyah Josiah-Faeduwor	Bintimani
BEGINNING BALANCE MARCH 29, 2021 (INCEPTION)	-
Members' Contribution	$5,000.00
Net Income	$0.00
ENDING BALANCE SEPT 2021	**$5,000.00**

THE BINTIMANI PROJECT, LLC

Statement of Cash Flows

Sept 2021 Consolidated Statement of Cash Flows	
Prepared By:	**Company Name:**
Aiyah Josiah-Faeduwor	Bintimani
CASH FLOWS FROM OPERATING ACTIVITIES	**2021**
Net loss	**-$50,453.18**
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	-
Accounts receivable	-$2,336.25
Prepaid Expenses	-$59,000.00
Increase (decrease) in liabilities:	
NET CASH PROVIDED BY OPERATING ACTIVITIES	**-$111,789.43**
CASH FLOWS FROM INVESTING ACTIVITIES	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Business and Personal Loans	$109,000.00
Member Contributions	$5,000.00
NET CASH PROVIDED BY FINANCING ACTIVITIES	**$114,000.00**
CASH AT BEGINNING OF YEAR	$1,801.63
NET INCREASE (DECREASE) IN CASH	$2,210.57
CASH AT END OF PERIOD	$4,012.20

THE BINTIMANI PROJECT, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the fiscal period between Inception (March 29, 2021) and Sep 29, 2021

1. ORGANIZATION AND PURPOSE

The Bintimani Project, LLC. (the "Company"), is a Limited Liability organized under the laws of the State of Rhode Island. The Company operates as a caterer licensed under Hope and Main 501(c)3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bintimani Project, LLC was incorporated in the State of Rhode Island on March 29, 2021.

Prior to its LLC incorporation, the Company previously operated as a Sole Proprietorship in the State of Massachusetts, under owner Sahr Josiah-Faeduwor. For 15 years Sahr Josiah-Faeduwor and his wife Baindu Josiah-Faedwuor operated the company until it was evicted and the company had to reorganize as a Rhode Island LLC, and begin operating as a caterer as opposed to a dine-in restaurant.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents for the Company's current standing exclusively refer to cash utilized in the operating bank account for all included fiscal years.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.